ASX announcement

28 November 2002

Mayne receives FDA warning letter

Mayne advised today that it had received a warning letter from the United States Food and Drug Administration (FDA) following a routine audit of its facility in Mulgrave, Victoria earlier this year, identifying certain deviations from Good Manufacturing Practice at the site.

Mayne believes it has already addressed the majority of issues identified in the audit and is working diligently with the FDA to promptly resolve the outstanding matters. There will be no affect on the company’s production and supply from the Mulgrave, Salisbury and Aguadilla sites. The company believes it will meet the FDA’s requirements and there will be no material affect on the business.

Mayne has businesses in pharmaceuticals (the manufacture of oral and injectable pharmaceuticals for distribution to more than 50 countries), health-related consumer products, hospitals, health services (pathology, diagnostic imaging, medical centres and pharmacy services), and logistics. Mayne, which is listed on the Australian Stock Exchange, has a presence in 60 countries.

On 1 November 2002 Mayne announced it would sell its non-health care logistics assets, a process that the company expects to complete in January 2003.

Ends

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